FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release, dated May 8, 2008, announcing consolidated first quarter results for 2008

FOR IMMEDIATE RELEASE

Market Cap: P$11.7 billion

May 8, 2008

Contacts:

Pedro Insussarry

Solange Barthe Dennin

Telecom Argentina

(54-11) 4968-3743/3752

TELECOM ARGENTINA S.A. ANNOUNCES CONSOLIDATED FIRST QUARTER

RESULTS FOR FISCAL YEAR 2008(“1Q08”)*

•

Telecom Argentina Group continues to improve its business, confirming the growth trend evidenced in previous periods. During 1Q08 Net Revenues grew 21% when compared to same period of the previous year (1Q07), amounting to P$2,480 million. Major revenue increase came from the Cellular business with an expansion of 27% and from Internet businesses with a growth of 33%, both with respect to 1Q07.

•	The cellular subscribers increased by 18%, reaching 12.6 million, while broadband subscribers grew 60% totaling 841,000, meanwhile fixed lines in service increased by 3% to 4.2 million.

•

Operating Profit before Depreciation and Amortization (“OPBDA”) reached P$879 million (+28% vs. 1Q07), equivalent to 35% of Net Revenues, mainly fueled by the cellular telephony growth. On the contrary, fixed telephony profitability continues to weaken due to frozen tariffs and the inflation effect on the general cost structure.

•	Net Income reached P$272 million (+101% vs. 1Q07).

•	Investments totaled P$248 million during 1Q08 (+78% vs. 1Q07), where P$144 million were allocated to fixed telephony (+121% vs. 1Q07).

•

Net Financial Debt (before NPV effect) declined to P$1,666 million (-P$1,556 million vs. March 2007). The Net Financial Debt to OPBDA ratio declined from 1.2x as of the end of March 2007, to 0.5x as of the end March 2008.

	As of March-31			%
	2008	2007
Consolidated Net Revenues (in MM P$)	2,480	2,058	422	21%
Voice, Data & Internet	863	786	77	10%
Cellular	1,617	1,272	345	27%
Operating Profit before D&A (in MM P$)	879	688	191	28%
Operating Profit (in MM P$)	534	358	176	49%
Net Income (in MM P$)	272	135	137	101%
Shareholder’s equity (in MM P$)	3,328	2,261	1,067	47%
Net Financial Debt - Before NPV effect (in MM P$)	1,666	3,222	(1,556)	-48%
Net Financial Debt - Book value (in MM P$)	1,619	3,090	(1,471)	-48%
CAPEX (in MM P$)	248	139	109	78%
Lines in service (Fixed lines-in thousands)	4,224	4,117	107	3%
Cellular customers (in thousands)	12,575	10,639	1,936	18%
Personal (Argentina)	10,882	9,310	1,572	17%
Núcleo (Paraguay)	1,693	1,329	364	27%
ADSL customers (in thousands)	841	526	315	60%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	3,894	3,998	(104)	-3%
Incoming/Outgoing cellular voice traffic in Arg. (in MM minutes)	2,710	2,224	486	22%
Average Revenue per user (ARPU) Fixed Telephony/voice (in P$)	38	38	—	0%
Average Revenue per user (ARPU) Cellular Telephony Arg. (in P$)	40	37	3	8%

*	Non-Financial data audited

1	www.telecom.com.ar

Buenos Aires, May 8, 2008 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications groups, announced today a Net Income of P$272 million for the three-month period ended March 31, 2008.

	3M 08	3M 07		%
Net Revenues (MMP$)	2.480	2.058	422	21%
Net Income (MMP$)	272	135	137
Earnings per Share (P$)	0,28	0,14	0,14
Earnings per ADR (P$)	1,38	0,69	0,70

OPBDA *	35%	33%
Operating Profit *	22%	17%
Net Income *	11%	7%

*	As a percentage of Net Revenues

During 1Q08, Consolidated Net Revenues increased 21% (+P$422 million vs. 1Q07) to P$2,480 million, mainly fueled by the cellular and broadband businesses.

Moreover, OPBDA increased by 28% (+P$191 million) to P$879 million (35% of Consolidated Net Revenues). This level of operating profits before depreciation and amortization is the consequence of the improvement in revenues, together with a better efficiency in costs despite increasing inflationary pressure.

Company Activities

Consolidated Net Revenues

The evolution in Consolidated Net Revenues by reportable segment was as follows:

Voice, Data Transmission & Internet

Revenues generated by these services amounted to P$863 million, +10% vs. 1Q07.

Voice

Total Revenues for this service reached P$651 million (+4% vs. 1Q07). The results of this line of business are affected by frozen tariffs of regulated services.

During this three-month period, Telecom continued with the implementation of the fixed line renewal process, started last year with the launch of innovative terminals and value-added services, which before were available only for cellular telephony such as fixed SMS services and video call.

Moreover, during this period Telecom continued with the deployment of the next generation technology (NGN) in its fixed telephony network that will allow the offering of convergent state-of-the-art services.

Monthly Charges and Supplementary Services increased by P$14 million or 8%, to P$196 million, as a consequence of a higher number of lines in service (+3%), reaching 4.2 million of lines.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$293 million, (-2% vs. 1Q07) mainly because a slight decrease in traffic volume and higher discounts granted to the customers.

Interconnection revenues amounted to P$94 million (+8%), mainly as a consequence of traffic originated in cellular lines but transported by and terminated in the Company’s fixed-line network.

Public Telephony & Other

Other revenues, including public telephony reached P$68 million (+19% vs. 1Q07). This amount was affected by an increase in billing and collection fees and voice, data and internet handset sales despite a decrease in Public Telephony revenues (-$6 million).

Internet and Data Transmission

Total revenues coming from Internet services reached P$158 million (+33% vs. 1Q07), mainly due to the substantial expansion of broadband service, driven by a better network coverage, commercial promotions, and innovation of the service portfolio.

2	www.telecom.com.ar

Telecom’s broadband subscribers reached 841,000 as of March 2008(+60% vs. March07). Therefore, lines with this type of connections represent approximately 20% of Telecom’s fixed-lines in service.

Revenues generated by Data transmission amounted to P$54 million, (+32% vs. 1Q07). Related to the corporate market, during this period Telecom continued enhancing its positioning as integrated provider of communication solutions, focused on technology innovation in order to offer the most innovative services to both government sector and corporate clients.

Telecom provides tailor-made and converging systems that integrate voice & data services –for both fixed and cellular services- together with internet services, web, multimedia, and specially ICT solutions (Information and communication technology) and datacenter services.

Cellular Telephony

The Cellular Telephony continues with its expansion, increasing its participation in the Group’s total revenues (65% vs. 62% in 1Q07). During the first three-months of 2008 this business generated revenues of P$1,617 million (+27% vs. 1Q07). Total subscribers reached 12.6 million.

Telecom Personal in Argentina

As of the three-month period ended March 31, 2008, Personal’s subscribers reached 10.9 million in Argentina (+1.6 million or +17% vs. 1Q07). Approximately 66% of the overall subscriber base is prepaid and 34% is postpaid.

Total voice traffic increased by 22% vs. 1Q07 while outgoing SMS traffic increased from an average of 762 million messages in 1Q07 to an average of 990 million (+30%) in 1Q08. Because of this enhancement in traffic and the use of value-added services, the Average Monthly Revenue per User (“ARPU”) increased by P$40 in 1Q08, compared to P$37 in 1Q07.

Revenues totaled P$1,510 million (+P$330 million or +28% vs. 1Q07). Service revenues increased by P$305 million or 29% vs. 1Q07, reaching P$1,361 million; furthermore, value added services totaled P$392 million (+P$128 million or 48% vs. 1Q07), which means 26% of Revenues. In addition handset sales grew by P$25 million (+20%) compared to 1Q07, reaching P$149 million.

3	www.telecom.com.ar

During 1Q08, Personal enhanced its commercial offer, launching the “Tu Familia Personal” plan (Your Personal Family plan). It allows to make free, unlimited communications, both calls or SMS to a group of three telephone numbers of the Company, previously selected by the client.

Due to the summer season, Personal developed a plan for the expansion of the 3G/3.5G network in main Argentine tourist cities.

Personal also continued reinforcing its strategy related to music downloads, as a platform for increasing the use of innovative value-added services, such as full MP3.

Moreover, the Company is successfully reaching the conclusion of the migration process of the network technology from TDMA to GSM technology.

Núcleo

Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to P$107 million during 1Q08 (+16% vs. 1Q07).

By the end of March 2008, the subscriber base reached approximately 1.7 million, +27% vs. 1Q07. Prepaid and Postpaid customers represented 90% and 10%, respectively.

During first quarter of 2008, Núcleo launched third generation services (3G) in Paraguay.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$1,946 million in 1Q08, which represents an increase of P$246 million or +14% vs. 1Q07. Notwithstanding, in relative terms such increase is less than revenue growth due to an improvement in efficiency and a better distribution of costs.

The cost breakdown is as follows:

•	Salaries and Social Security Contributions: P$270 million (+26%), affected by increases in salaries and personnel (+258 employees vs. 1Q07).

•	Taxes: P$199 million (+24%), in line with the general evolution of revenues.

•	Agents and Prepaid Card Commissions: P$173 million (-2%), mainly due to reduction in commissions paid to commercial agents.

•	Advertising: P$73 million (+20%) to support the commercial activity in the cellular telephony and internet.

•	Cost of handsets sold: totaled P$201 million similar levels as that registered in 1Q07.

•	TLRD and Roaming: P$219 million (+24%) due to increased traffic among cellular operators.

•	Depreciation of Fixed and Intangible Assets: P$345 million (+5% vs. 1Q07). Fixed-line telephony totaled P$192 million (-9%) and Cellular telephony $153 million (+28%).

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$60 million, (-P$72 million vs. 1Q07). Such improvement was due to a reduction in net interests and a lower impact of foreign currency exchange looser generated by liabilities.

4	www.telecom.com.ar

Consolidated Net Financial Debt

As of March 31, 2008, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments) amounted to P$1,666 million, a reduction of P$1,556 million as compared to March 2007. A substantial generation of operating cash flow allowed for the decrease in indebtedness.

Dividends of Telecom Personal

As of the end of March 2008, Personal paid a cash dividend distribution of P$220 million.

Consolidated Capital Expenditures

During 1Q08, the Company invested P$248 million (excluding material), in fixed and intangibles assets. Such amount was allocated to the Voice, Data and Internet businesses (P$144 million) and to the cellular business (P$104 million).

Main Capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

Recent Relevant Matters

On April 15, 2008 Telecom Argentina made, along with the interest payments of its financial debt, a principal prepayment of Notes, in the amount of U$S 260 million; such funds came from excess cash determined as of December 31, 2007 and a voluntary prepayment, that includes the amount of dividends received from Telecom Personal.

•

At the Shareholders’ Meeting held on April 29, 2008 and the Board of Directors Meeting on the same date, the members of the Board of Directors, independent auditors, and members of the Audit Committee were named for the 20th fiscal year.

***********

5	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of March 31, 2008, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry	Solange Barthe Dennin	Evangelina Sánchez	Ruth Fuhrmann
54-11-4968-3743	54-11-4968-3752	54-11-4968-3718	54-11-4968-4448

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

*******

6	www.telecom.com.ar

Consolidated information

FIRST QUARTER - FISCAL YEAR 2008

(In millions of Argentine pesos, except statistical data)

1- Consolidated Balance Sheet

	Mar-31 2008	Dec-31 2007	$	%
Cash, equivalents and investments	1.417	992	425	43%
Trade receivables	907	898	9	1%
Other current assets	862	494	368	74%

TOTAL CURRENT ASSETS	3.186	2.384	802	34%

Fixed & Intangible assets	6.458	6.498	(40)	-1%
Other non-current assets	67	289	(222)	-77%

TOTAL NON-CURRENT ASSETS	6.525	6.787	(262)	-4%

TOTAL ASSETS	9.711	9.171	540	6%

Accounts payable	1.563	1.640	(77)	-5%
Loans	1.550	1.474	76	5%
Reserves	44	49	(5)	-10%
Other current liabilities	627	480	147	31%

TOTAL CURRENT LIABILITIES	3.784	3.643	141	4%

Loans	1.819	1.724	95	6%
Reserves	260	243	17	7%
Other non-current liabilities	442	452	(10)	-2%

TOTAL NON-CURRENT LIABILITIES	2.521	2.419	102	4%

TOTAL LIABILITIES	6.305	6.062	243	4%

Minority Interest	78	79	(1)	-1%
Shareholders’ equity	3.328	3.030	298	10%

TOTAL LIABILITIES AND EQUITY	9.711	9.171	540	6%

2- Consolidated Loans

	Mar-31 2008	Dec-31 2007	$	%
Corporate Bonds	1.439	1.372	67	5%
Banks and others	26	69	(43)	-62%
Accrued interest	85	30	55	183%
Derivatives	—	3	(3)	-100%

TOTAL CURRENT LOANS	1.550	1.474	76	5%

Corporate Bonds	1.866	1.781	85	5%
Banks and others	—	5	(5)	-100%
Net Present Value	(47)	(62)	15	-24%

TOTAL NON-CURRENT LOANS	1.819	1.724	95	6%

TOTAL LOANS	3.369	3.198	171	5%

Derivatives valuation effect (Other Current Credits)	332	212	120	57%
Cash and cash equivalents	1.418	993	425	43%

NET FINANCIAL DEBT (without NPV effect)	1.666	2.055	(389)	-19%

	Mar-31 2008	Mar-31 2007	$	%
Financial and Holding results
Financial results generated by assets
Interest on short term investments	26	23	3	13%
Foreign currency exchange gains	13	8	5	63%
Holding results generated by inventories	(7)	(2)	(5)	250%
Other financial results	—	2	(2)	-100%

Total Financial results generated by assets	32	31	1	3%

Financial results generated by liabilities
Interest	(70)	(93)	23	-25%
Others	2	—	2
Foreign currency exchange losses	(24)	(70)	46	-66%

Total Financial results generated by liabilities	(92)	(163)	71	-44%

TOTAL FINANCIAL AND HOLDING RESULTS	(60)	(132)	72	-55%

7	www.telecom.com.ar

3- Consolidated Income Statement

Three-Months Comparison

	Mar-31 2008	Mar-31 2007	$	%
Net revenues	2.480	2.058	422	21%
Cost of services provided	(1.289)	(1.134)	(155)	14%

GROSS PROFIT	1.191	924	267	29%

Administrative expenses	(103)	(74)	(29)	39%
Selling expenses	(554)	(492)	(62)	13%

OPERATING PROFIT	534	358	176	49%

Financial and holding results	(60)	(132)	72	-55%
Other expenses, net	(47)	(32)	(15)	47%

RESULTS FROM ORDINARY OPERATIONS	427	194	233	120%

Taxes on income	(149)	(52)	(97)	187%
Minority interest	(6)	(5)	(1)	20%

NET INCOME BEFORE DISCONTINUED OPERATIONS	272	137	135	99%

RESULTS FROM DISCONTINUED OPERATIONS	—	(2)	2	-100%

NET INCOME	272	135	137	101%

OPERATING (LOSS)/PROFIT BEFORE D & A	879	688	191	28%
As a % of Net Revenues	35%	33%

4- Consolidated Revenues Breakdown Three-Months Comparison

	Mar-31 2008	Mar-31 2007	$	%
Fixed Telephony	585	558	27	5%

Measured service
Local	109	111	(2)	-2%
DLD	118	121	(3)	-2%
Monthly charges	196	182	14	8%
Public telephones	26	32	(6)	-19%
Interconnection	94	87	7	8%
Others	42	25	17	68%

International Telephony	66	68	(2)	-3%

Data transmission & Internet	212	160	52	33%

Data	54	41	13	32%
Internet	158	119	39	33%
Measured service	13	17	(4)	-24%
Monthly charges	144	101	43	43%
Modems	1	1	—	—

Cellular Telephony	1.617	1.272	345	27%

Telecom Personal	1.510	1.180	330	28%

Monthly fee and measured service	252	199	53	27%
Pre-paid card	298	242	56	23%
Calling Party Pays	134	128	6	5%
TLRD *	184	127	57	45%
VAS	392	264	128	48%
Handset sales	149	124	25	20%
Others	101	96	5	5%

Núcleo	107	92	15	16%

Monthly fee and measured service	16	14	2	14%
Pre-paid card	59	49	10	20%
Calling Party Pays	8	10	(2)	-20%
TLRD *	14	12	2	17%
VAS	1	1	—	—
Handset sales	2	2	—	—
Others	7	4	3	75%

TOTAL NET REVENUES	2.480	2.058	422	21%

*	Charges for the termination of calls of the cellular operators.

8	www.telecom.com.ar

5- Consolidated Income Statement by segments

Three Month Period - Fiscal Year 2008

(In million of Argentine pesos)

	Segments			Variation vs 3M 07
	Voice, Data and Internet	Cellular Telephony	Consolidated	$	%
NET REVENUES	863	1.617	2.480	422	21%

Salaries and social security contributions	(207)	(63)	(270)	(56)	26%
Taxes	(60)	(139)	(199)	(38)	24%
Materials and supplies	(79)	(40)	(119)	(24)	25%
Doubtful accounts	1	(13)	(12)	7	-37%
Interconnection cost	(39)	—	(39)	1	-3%
Settlement charges	(33)	—	(33)	(2)	6%
Lease of lines and circuits	(15)	(12)	(27)	(6)	29%
Service fees	(42)	(46)	(88)	(28)	47%
Advertising	(13)	(60)	(73)	(12)	20%
Agent and Prepaid card commissions	(21)	(189)	(210)	(7)	3%
Cost of voice, data and cellular handsets	(12)	(189)	(201)	(3)	2%
Roaming and TLRD	—	(219)	(219)	(43)	24%
Others	(55)	(56)	(111)	(20)	22%

Operating Profit before D & A	288	591	879	191	28%

Operating Profit before D & A Margin	33%	37%	35%	2%	6%
Depreciation of fixed assets	(188)	(152)	(340)	(22)	7%
Amortization of intangible assets	(4)	(1)	(5)	7	-58%

OPERATING RESULTS	96	438	534	176	49%

FINANCIAL AND HOLDING INCOME	(47)	(13)	(60)	72	-55%
OTHER EXPENSES, NET	(35)	(12)	(47)	(15)	47%

INCOME FROM ORDINARY OPERATIONS	14	413	427	233	120%

Taxes on income	(47)	(102)	(149)	(97)	187%
Minority interest	—	(6)	(6)	(1)	20%

NET INCOME BEFORE DISCONTINUED OPERATIONS	(47)	(108)	(155)	(292)	-213%

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	2	-100%

NET INCOME	(33)	305	272	137	1

6- Consolidated Income Statement by segments Three Month Period - Fiscal Year 2007 (In million of Argentine pesos)
	Segments
	Voice, Data and Internet	Cellular Telephony	Consolidated
NET REVENUES	786	1.272	2.058

Salaries and social security contributions	(167)	(47)	(214)
Taxes	(48)	(113)	(161)
Materials and supplies	(68)	(27)	(95)
Doubtful accounts	(5)	(14)	(19)
Interconnection cost	(40)	—	(40)
Settlement charges	(31)	—	(31)
Lease of lines and circuits	(9)	(12)	(21)
Service fees	(26)	(34)	(60)
Advertising	(11)	(50)	(61)
Agent and Prepaid card commissions	(16)	(187)	(203)
Cost of voice, data and cellular handsets	(1)	(197)	(198)
Roaming and TLRD	—	(176)	(176)
Others	(44)	(47)	(91)

Operating Profit before D & A	320	368	688
Operating Profit before D & A Margin	41%	29%	33%
Depreciation of fixed assets	(207)	(111)	(318)
Amortization of intangible assets	(3)	(9)	(12)

OPERATING RESULTS	110	248	358

FINANCIAL AND HOLDING INCOME	(88)	(44)	(132)
Other expenses, Net	(24)	(8)	(32)

INCOME FROM ORDINARY OPERATIONS	(2)	196	194

Taxes on income	(23)	(29)	(52)
Minority interest	—	(5)	(5)

NET INCOME BEFORE DISCONTINUED OPERATIONS	(25)	162	137

RESULTS FROM DISCONTINUED OPERATIONS	(2)	—	(2)

NET INCOME	(27)	162	135

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Unconsolidated Information

FIRST QUARTER - FISCAL YEAR 2008

(In millions of Argentine pesos)

7- Balance Sheet

	Mar-31 2008	Dec-31 2007	$	%
Cash, equivalents and investments	1.172	755	417	55%
Trade receivables	430	438	(8)	-2%
Other current assets	594	283	311	110%

TOTAL CURRENT ASSETS	2.196	1.476	720	49%

Other Trade receivables	38	258	(220)	-85%
Fixed & Intangible assets	4.026	4.073	(47)	-1%
Investments	1.171	1.192	(21)	-2%
Other non-current assets	5	5	—	0%

TOTAL NON-CURRENT ASSETS	5.240	5.528	(288)	-5%

TOTAL ASSETS	7.436	7.004	432	6%

Accounts payable	661	761	(100)	-13%
Loans	1.461	1.360	101	7%
Reserves	33	39	(6)	-15%
Other current liabilities	248	226	22	10%

TOTAL CURRENT LIABILITIES	2.403	2.386	17	1%

Loans	1.063	967	96	10%
Compensation and social benefits payable	49	43	6	14%
Taxes Payable	282	283	(1)	0%
Others liabilities	102	99	3	3%
Reserves	209	196	13	7%

TOTAL NON-CURRENT LIABILITIES	1.705	1.588	117	7%

TOTAL LIABILITIES	4.108	3.974	134	3%

Shareholders’ equity	3.328	3.030	298	10%

TOTAL LIABILITIES AND EQUITY	7.436	7.004	432	6%

8- Income Statement Three-Months Comparison

	Mar-31 2008	Mar-31 2007	$	%
Net revenues	996	893	103	12%
Cost of services provided	(533)	(477)	(56)	-12%

GROSS PROFIT	463	416	47	11%

Administrative expenses	(54)	(43)	(11)	-26%
Selling expenses	(182)	(155)	(27)	-17%

OPERATING PROFIT	227	218	9	4%

Equity income from related companies	173	55	118	215%
Financial & holding results	(46)	(88)	42	48%
Other incomes & expenses net	(35)	(23)	(12)	-52%

RESULTS FROM ORDINARY OPERATIONS	319	162	157	97%
Taxes on income	(47)	(23)	(24)	104%

NET INCOME BEFORE DISCONTINUED OPERATIONS	272	139	133	96%

RESULTS FROM DISCONTINUED OPERATIONS	—	(4)	4	-100%

NET INCOME	272	135	137	101%

Operating (Loss)/Profit before D & A	419	428	(9)	-2%
As a % of Net Revenues	42%	48%

	Mar-31 2008	Mar-31 2007	$	%
Financial and Holding results
Financial results generated by assets
Interest on short term investments	19	18	1	6%
Foreign currency exchange gains	10	4	6	150%

Total Financial results generated by assets	29	22	7	32%

Financial results generated by liabilities
Interest	(49)	(61)	12	-20%
Others	(26)	(49)	23	-47%

Total Financial results generated by liabilities	(75)	(110)	35	-32%

TOTAL FINANCIAL AND HOLDING RESULTS	(46)	(88)	42	-48%

10	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 12, 2008	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors